# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dave & Buster's Entertainment, Inc., CIK 0001525769
CUSIP: 238337109
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 2481 MANANA DRIVE, DALLAS, Texas (TX), 75220
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001164508-26-000034
Filed by CIK 0001164508

## Reporting persons
- Arrowstreet Capital, Limited Partnership: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); sole voting power 2,362,074; shared voting power 0; sole dispositive power 2,362,074; shared dispositive power 0; aggregate amount beneficially owned 2,362,074 (6.8% of the class)
- Arrowstreet Capital Holding LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 2,362,074; shared voting power 0; sole dispositive power 2,362,074; shared dispositive power 0; aggregate amount beneficially owned 2,362,074 (6.8% of the class)

## Item 1. Issuer
Name of issuer: Dave & Buster's Entertainment, Inc.
Address of issuer's principal executive offices: 1221 S. BELTLINE RD, STE 500, COPPELL, US-TX, 75019, US

## Item 2. Person Filing
Name of person filing: Arrowstreet Capital, Limited Partnership ("ASC") Arrowstreet Capital Holding LLC ("ACH")
Address of principal business office or, if none, residence: 200 Clarendon Street, Boston, Massachusetts, 02116, United States
Citizenship: ASC: Massachusetts ACH: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2,362,074
Percent of class: ASC: 6.8% ACH: 6.8%
Sole power to vote or to direct the vote: 2,362,074
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,362,074
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: This Schedule is filed by ASC, in its capacity as investment adviser to a number of its investment advisory clients, and by ACH, in its capacity as the ultimate parent company of ASC. The securities to which this Schedule relate are held by investment advisory clients of ASC. The securities to which this Schedule relates are held by investment advisor clients of ASC. No such investment advisory client of ASC is known by ASC or by ACH to hold more than five percent of the class of securities to which this schedule relates.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Arrowstreet Capital, Limited Partnership: Kimberly Kelley, Chief Compliance Officer (11/13/2026)
- Arrowstreet Capital Holding LLC: Eric Burnett, Member and Authorized Signatory (11/13/2026)